U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
FOR FORM 10-Q

For Period Ending                    Commission File No. 0-13829
September 30, 1996                         CUSIP No. 740330 10 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

PRECISION STANDARD, INC.
(Full Name of Registrant)


1225 17th Street, Suite 1800
Denver, Colorado 80202
(Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or
X before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced, the Company recently amended its contract with its largest customer and has received substantial payments therefrom. Such amendment and payments have in turn led to the negotiation of amendments to the Company's credit and related agreements with its principal lender. While these amendments must be referenced in the subject report, the documentation of the amendments has not yet been completed.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

               Walter M. Moede (303) 292-6565

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

               X  Yes         No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               X  Yes         No

     The Company expects to report better results for the quarter and the nine months than the corresponding period a year ago, as a result of the contract amendment mentioned above in PART III.



                     Precision Standard, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  14 November 1996       By: /s/Walter M. Moede
                                  Walter M. Moede
                                  Executive Vice President
                                  (Principal Financial Officer)